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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING


                                                    SEC File Number: 033-03378-D

                                                       CUSIP Number: 22309P 20 5

(Check One):
[X] Form 10-K and Form 10-KSB         [ ] Form 20-F     [ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB         [ ] Form N-SAR
         For Period Ended:       September 30, 2002
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         [ ]  Transition Report on Form 10-K

         [ ]  Transition Report on Form 20-F

         [ ]  Transition Report on Form 11-K
         [ ]  Transition Report on Form 10-Q
         [ ]  Transition Report on Form N-SAR
         For the Transition Period Ended:

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   Read Attached Instruction Sheet Before Preparing Form. Please Print or Type
         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
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Full Name of Registrant                                Covingham Capital Corp
Former Name if Applicable
Address of Principal Executive Office
(Street and Number)                                    5922-B  Farnsworth Court
City, State and Zip Code                               Carlsbad, CA 92005

PART II - RULES 12b-25 (b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25 (b), the following should be completed. (Check box if appropriate)

         [ ] (a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [_] (b) The subject annual report, semi-annual report; transition report on Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [X] (c) The accountant's statement or other exhibit required by Rule12b-25(c) has been attached if applicable.
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PART III - NARRATIVE
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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

HJ Associates & Consultants, LLP, were retained as our independent auditors. Due to the amount of time necessary to plan and perform their auditing procedures and the extensive amount of information requested by HJ Associates & Consultants, LLP, the audit will not be able to completed by December 29, 2002. The Company believes that it will be able to file this Annual Report within the fifteen day extension period permitted by Rule 12b-25.

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PART IV - OTHER INFORMATION
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(1)      Name and telephone number of person to contact in regard to this notification

         Conrad Nagel                              760-918-1860 x111
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            (Name)                             (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If answer is no, identify report (s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof? [ ] Yes [X] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             Covingham Capital Corp
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                  (name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 30, 2002             By:   /s/  Conrad Nagel
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                                          Conrad Nagel, CFO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filled with the form.

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                                    ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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December 30, 2002

Covingham Capital Corporation
5922-B Farnsworth Court
Carlsbad, CA 92008


We require additional time to complete the audit for Covingham Capital Corporation for the short year ended September 30, 2002 because of conflicting travel schedules with the audit partner and concurring partner. We anticipate that the audit will be completed and delivered on or before January 3, 2003.

Sincerely,

/s/ HJ Associatew & Consultants, LLP

HJ Associates & Consultants, LLP